UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

ASSOCIATE STOCK INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

WILLIAMS-SONOMA, INC.

ASSOCIATE STOCK INCENTIVE PLAN

Financial Statements for the Years Ended December 31, 2004 and 2003,

Supplemental Schedule as of December 31, 2004

and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC.

ASSOCIATE STOCK INCENTIVE PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee,

Williams-Sonoma, Inc.

Associate Stock Incentive Plan:

San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits of the individual funds. The schedule and supplemental information by fund is the responsibility of the Plan’s management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
June 24, 2005

WILLIAMS-SONOMA, INC.

ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Investments, at fair value:
Williams-Sonoma, Inc. Stock Fund	$89,180,224	$90,647,476

Mutual funds:
Dodge & Cox Balanced Fund	8,148,063	5,912,231
Dodge & Cox Stock Fund	4,096,859	1,468,034
PIMCO Small Cap Value A Fund	1,747,234	411,508
Schwab S&P 500 Select SHS	1,684,303	—
PIMCO Total Return A Fund	1,340,000	492,051
Templeton Foreign A Fund	1,116,483	215,822
Growth Fund of America R3	673,503	—
Vanguard Federal Money Market Fund	—	2,167,212
SSgA S&P 500 Index Fund	—	667,586
MFS Massachusetts Investors Growth Stock A Fund	—	196,795

Total Mutual Funds	18,806,445	11,531,239

Cash equivalents	2,804,725	881,519

Loans to participants	2,988,641	2,723,074

Total investments	113,780,035	105,783,308

Receivables:
Employee contributions	603,130	497,372
Employer contributions	441,295	147,571
Dividend and interest income	8,229	537

NET ASSETS AVAILABLE FOR BENEFITS	$114,832,689	$106,428,788

See notes to financial statements.

WILLIAMS-SONOMA, INC.

ASSOCIATE STOCK INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$2,867,944	$19,740,135
Interest and dividends	178,890	297,554

Total investment income	3,046,834	20,037,689

Contributions:
Employee	10,295,003	8,622,664
Employer	3,148,593	3,743,322

Total contributions	13,443,596	12,365,986

TOTAL ADDITIONS	16,490,430	32,403,675

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	8,062,254	6,436,120
Participant paid administrative expenses	24,275	17,054

NET INCREASE	8,403,901	25,950,501

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	106,428,788	80,478,287

End of year	$114,832,689	$106,428,788

WILLIAMS-SONOMA, INC.

ASSOCIATE STOCK INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General - The Plan is a defined contribution plan covering eligible salaried and hourly employees. It was created to provide savings opportunities to the employees of Williams-Sonoma, Inc. (the “Company”). The Plan became effective as of February 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), is tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and contains arrangements under Section   401(k) and 401(m) of the Internal Revenue Code.

Contributions - The Plan allows participants to defer a portion of their income and have such amounts paid into the Plan, thus reducing the participants’ taxable income in the year of contribution. Full-time regular employees who are at least 21 years old may participate 30 days after their date of hire. Part-time and casual employees who are at least 21 years old may participate 30 days after their completion of 1,000 hours of service with the Company within a 12-month period. Temporary employees are not eligible to become participants. The Plan permits eligible employees to make salary deferral contributions up to 15% of their eligible compensation (base salary, hourly wages, and overtime) each pay period (4% for certain higher paid individuals). After May 1, 2003, participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make an additional “catch-up” contribution. Participants are also allowed to “roll over” to the Plan certain per-tax distributions from other qualified plans and arrangements.

Through July 31, 2003, the Company made a matching contribution to each participant’s account equal to 100% of the participant’s salary deferral contribution that was invested in the Williams-Sonoma, Inc. Stock Fund, each pay period, taking into account only those contributions that did not exceed 6% of the participant’s eligible pay for the period (4% for higher paid individuals). Effective August 1, 2003, the matching contribution is equal to 50% of the participant’s salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay for the pay period; participants are no longer required to invest in the Williams-Sonoma, Inc. Stock Fund in order to receive matching contributions. The Company does not match participants’ rollover and “catch-up” contributions.

During 2004 and 2003, federal income tax rules generally limited a participant’s maximum salary deferral contributions to $13,000 and $12,000, respectively, and “catch-up” contributions to $3,000 and $2,000, respectively.

Participant accounts - The Plan maintains individual accounts for participants. All Company matching contributions are invested in the Williams-Sonoma, Inc. Stock Fund. Each participant may choose to have his or her salary deferral contributions, catch-up contributions, rollover contributions and earnings thereon invested in one or more investment funds, including investing in our Williams-Sonoma, Inc. Stock Fund. The investment alternatives available to participants during 2004 and 2003 were as follows:

•	Williams-Sonoma, Inc. Stock Fund - consists of Williams-Sonoma, Inc. common stock

•	Dodge & Cox Balanced Fund – a balanced fund invested in stocks and bonds

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies

•	PIMCO Small Cap Value A Fund – a small cap value fund invested in stocks of smaller, typically fast-growing U.S. corporations

•	PIMCO Total Return A Fund – a bond fund invested in U.S. corporate and government bonds

•	Templeton Foreign A Fund – a foreign stock fund invested in stocks of large international non-U.S. companies

•	Vanguard Federal Money Market Fund (through February 27, 2004) – a fixed income fund invested in short-term loans to the U.S. Federal Government

•	SSgA S&P 500 Index Fund (through February 27, 2004) – an index fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average

•	MFS Massachusetts Investors Growth Stock A Fund (through November 14, 2004) – a large cap growth fund invested in stocks of large U.S. companies whose results are included in the S&P 500 average

As of March 1, 2004, Vanguard Federal Money Market Fund and SsgA S&P 500 Index Fund were replaced by the following funds:

•	Schwab Government Securities Fund – a mutual fund invested in U.S. Government securities

•	Schwab S&P 500 Select SHS – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average.

As of November 15, 2004, the MFS Massachusetts Investors Growth Stock A Fund was replaced by the following fund:

•	Growth Fund of America R3 – a large cap fund with diversified investments in both growth stocks and large U.S. companies.

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and earnings (or losses). Participants can transfer amounts that are not invested in the Williams-Sonoma, Inc. Stock Fund freely among the available funds. Until July 31, 2003, participants could transfer their own contributions invested in the Williams-Sonoma, Inc. Stock Fund to other funds and qualify for the Company matching contribution on those contributions only if the contributions had been invested in the Williams-Sonoma, Inc. Stock Fund for a designated minimum period of time. As of August 1, 2003, participants can transfer their own contributions freely between funds at any time and still qualify for the Company’s matching contribution. Company matching contributions (and earnings) are always invested in the Williams-Sonoma, Inc. Stock Fund and cannot be transferred to other funds.

Nonparticipant accounts – Through February 27, 2004, the Plan maintained a short-term investment account to invest funds prior to their transfer into one of the participant investment funds, prior to distribution to a terminated participant or prior to the execution of inter-fund transfers. Amounts related to the short-term investment account were included as cash equivalents in the statements of net assets available for benefits. As of March 1, 2004, short-term investment accounts are no longer used to invest funds prior to their transfer into a participant investment fund, prior to distribution to a terminated participant or prior to the execution of inter-fund transfers. All transactions are now processed immediately.

Participant loans – Participants who are employed by the Company are allowed to borrow from their individual account up to 50% of their vested minimum account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced in the case of participants with loans outstanding in the previous year). The loans are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loan balance must be paid in full on their last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan will be treated as a taxable distribution from the Plan.

Vesting - Participants are immediately 100% vested in their salary deferral contributions, rollover contributions, “catch-up” contributions and any earnings attributable thereto. For the first five years of a participant’s employment, the Company’s matching contributions and any earnings attributable thereto generally vest at a rate of 20% per year of service, measured from the participant’s hire date. Thereafter, all Company matching contributions vest immediately.

Forfeitures - Any unvested Company matching contributions and earnings attributable thereto are forfeited and used to reduce the amount of future Company matching contributions when a participant terminates employment prior to full vesting and either takes a distribution of the vested portion or has a break-in-service of five years. During 2004 and 2003, employer contributions were reduced by $561,710 and $642,440, respectively from forfeited nonvested accounts.

Payment of benefits - Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59½. Distribution of a participant’s benefits may be made in cash, Company common stock (to the extent the distribution is invested in the Williams-Sonoma, Inc. Stock Fund), or both, and are recorded when paid. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 ½, except that if the participant’s vested account balance is $5,000 or less following separation, the Plan will issue the participant a full distribution.

Plan termination - The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested and net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses - Administrative expenses incurred by the Plan generally are paid by the Company. Investment expenses incurred by the Plan generally are paid from Plan assets.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Cash equivalents – Prior to March 1, 2004, cash equivalents represented shares in the First American Prime Obligation Short-Term Investment Fund, which was used to invest funds prior to their transfer into one of the participant investment funds, prior to distribution to a terminated participant or prior to the execution of interfund transfers. As of March 1, 2004, cash equivalents represented shares held in the Schwab Government Securities Fund.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments – Investments in common stock and mutual funds are stated at fair value, which is based on publicly quoted market values. Participant loans are valued at the outstanding loan balance.

The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair market values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Benefits payable - As of December 31, 2004 and 2003, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2004	2003

Benefits payable	$211,368	$319,120
Deferred benefits payable	$23,316,712	$18,263,615

Deferred benefits payable represent vested balances payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefit payments to participants are recorded upon distribution.

Related party transactions – Through February 27, 2004 certain Plan investments were held in a short-term investment account managed by U.S. Bank. Subsequent to February 27, 2004, Plan investments were held in the Charles Schwab Government Securities Fund, managed by The Charles Schwab Trust Company. U.S. Bank was the trustee of the Plan, as defined by the Plan, through February 27, 2004. As of March 1, 2004, The Charles Schwab Trust Company became the trustees of the Plan, as defined by the Plan and Schwab Retirement Plan Services, Inc. became the administrator of the Plan. All investments managed by both companies qualify as party-in-interest transactions. Fees paid to U.S. Bank by the Company for the investment management services amounted to $7,367 and $36,644 in 2004 and 2003, respectively. Fees paid to The Charles Schwab Trust Company and Schwab Retirement Plan Services for trustee and administrative fees in 2004 amounted to $316,887.

3.	INVESTMENTS

At December 31, 2004 and 2003 the following investments were 5% or more of the total Plan assets:

	2004	2003
Williams-Sonoma, Inc. Stock Fund (640,617 and 2,607,060 shares, respectively)[1]	$89,180,224	$90,647,476

Dodge & Cox Balanced Fund (102,685 and 80,945 shares, respectively)	$8,148,063	$5,912,231

1 The number of units held in the Williams-Sonoma, Inc. Stock Fund in 2004 can not be compared to 2003 due to a change in the base rate of the index. This change has no bearing on the value of the fund.

During the years ended December 31, 2004 and 2003, the Plan’s investments, including investments bought and sold as well as those held during the year, appreciated in value as follows:

	2004	2003

Williams-Sonoma, Inc. Stock Fund	$836,091	$18,456,859
Mutual funds	2,031,853	1,283,276

Total net appreciation in fair value	$2,867,944	$19,740,135

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of employer and employee contribution receivable balances per the financial statements at December 31, 2004 to Form 5500:

2004
Employer contributions receivable per the financial statements	$441,295
Employer contributions earned; paid in 2005	(325,389)

Employer contributions receivable per Form 5500	$115,906

Employee contributions receivable per the financial statements	$603,130
Employee contributions earned in 2004; paid in 2005	(247,249)

Employee contributions receivable per Form 5500	$355,881

The following is a reconciliation of employer and employee contribution balances per the financial statements at December 31, 2004 to Form 5500:

Employer contributions per the financial statements	$3,148,593
Employer contributions earned; paid in 2005	(325,389)

Employer contributions per Form 5500	$2,823,204

Employee contributions per the financial statements	$10,295,003
Employee rollover contributions - separately reported on Form 5500	(1,241,700)
Employee contributions earned in 2004; paid in 2005	(247,249)

Employee contributions per Form 5500	$8,806,054

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to Form 5500

Net assets available for benefits per the financial statements	$114,832,689
Contributions earned; paid in 2005	(572,638)

Net assets available for benefits per Form 5500	$114,260,051

5.	INCOME TAX STATUS

On February 11, 2003, the Internal Revenue Service (“IRS”) issued a determination letter that stated the Plan, as amended through December 31, 2002, was qualified and the trust established thereunder tax-exempt. The Plan has been amended since receiving the determination letter. The Administrative Committee believes that the amendments to the Plan, as adopted subsequent to December 31, 2002, have not affected the Plan’s qualified status. The Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2004. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

6.	PLAN ADMINISTRATOR AND TRUSTEE

Effective March 2004, the administrator and trustee for the Plan were changed to Schwab Retirement Plan Services, Inc. and The Charles Schwab Trust Company, respectively. All plan assets were transferred to The Charles Schwab Trust Company at that time.

******

Form 5500, Schedule H, Part IV, Line 4i

Supplemental Schedule of Assets Held for Investment

December 31, 2004

Security Description	Number of Shares/Units	Fair Value

Williams-Sonoma, Inc. Stock Fund*	640,617	$89,180,224

Mutual Funds:
Dodge & Cox Balanced Fund	102,685	8,148,063
Dodge & Cox Stock Fund	31,461	4,096,859
PIMCO Small Cap Value A Fund	60,584	1,747,234
Schwab S&P 500	90,118	1,684,303
PIMCO Total Return A Fund	125,586	1,340,000
Templeton Foreign A Fund	90,771	1,116,483
Growth Fund of America R3	24,853	673,503

Total Mutual Funds		18,806,445

Schwab Government Securities Fund*	2,804,725	2,804,725

Loans to participants (529 loans at interest rates of 5.0% to 6.25%)		2,988,641

Total		$113,780,035

*Represents a party-in-interest transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

By: /s/ Sharon L. McCollam
Sharon L. McCollam
Executive Vice President,
Chief Financial Officer
Administrative Committee Member

Dated: June 27, 2005

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm